UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 6 (“Amendment No. 6”) amends Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Extension of the Offer Period”:

“Extension of the Offer

On May 9, 2012, Purchaser extended the expiration of the Offer until 5:00 p.m., New York City time, on Thursday, May 9, 2012. The Offer, which was previously scheduled to expire at midnight, New York City time, end of day on May 8, 2012, was extended in accordance with the Merger Agreement. In order to reflect the extension of the Offer, all references in this Schedule, including the Information Statement attached as Annex I, to “midnight, New York City time, end of day on May 8, 2012,” as the date and time the Offer expires, are hereby replaced, as appropriate, with “5:00 p.m., New York City time, on May 9, 2012.” The full text of the press release issued by H.I.G. Capital, LLC on May 9, 2012 announcing the extension of the Offer is filed as Exhibit (a)(25) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(25)	Press Release issued by H.I.G. Capital, LLC on May 9, 2012 (incorporated by reference to Exhibit (a)(1)(1) of Amendment No. 3 to the Schedule TO filed by Parent and Purchaser on May 9, 2012).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young
Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated: May 9, 2012